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SEC Mail Processing Section

JUN 15 2018

Washington DC 408

SEC FILE NUMBER
8-49020

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 3/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IFS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 1020
(No. and Street)

Atlanta, GA 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexys McKenzie (404) 382-5223
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
(Name - if individual, state last, first, middle name)

100 E. Sybella Avenue, Suite 130, Maitland, FL 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

GK

OATH OR AFFIRMATION

I, Alexys McKenzie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IFS Securities, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Alexys McKenzie, President

MINDY CHEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01-CH6289928
Qualified in Queens County
Certificates filed in New York and Kings Counties
My Commission Expires September 30, 2021

Notary Public
see attached certificate

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities
- ( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- ( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

JURAT WITH AFFIANT STATEMENT

State of New York }
} ss.
County of New York }

☑ See Attached Document (Notary to cross out lines 1-6 below)
☐ See Statement Below (Lines 1-6 to be completed only by document signer[s], *not* Notary

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

[signature]
Signature of Document Signer No. 1

N/A
Signature of Document Signer No. 2

Place Notary Seal above

Subscribed and sworn to (or affirmed) before me this 12th day of June, 2018, by

(1) Alexys Mckenzie

(2) N/A

[signature]
Signature of Notary Public

MINDY CHEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01-CH6289928
Qualified in Queens County
Certificates filed in New York and Kings Counties
My Commission Expires September 30, 2021

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: N/A Number of Pages: 1

Signer[s] Other than above: N/A

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of IFS Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IFS Securities, Inc. as of March 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of IFS Securities, Inc. as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IFS Securities, Inc.'s management. Our responsibility is to express an opinion on IFS Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IFS Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as IFS Securities, Inc.'s auditor since 2014.

Maitland, Florida

June 13, 2018

IFS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS

Assets:	
Cash	$ 2,457,977
Deposits with clearing brokers	322,719
Commission receivable	1,028,351
Advances to brokers	187,031
Securities owned, at fair value	7,957,720
Due from related parties	52,017
Furniture and equipment at cost, less accumulated depreciation $17,499	130,569
Other assets	204,554
	$ 12,340,938

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 590,739
Commissions and wages payable	819,805
Securities sold not yet purchased, market value	12,504
Note payable	85,400
Due to related party	10,987
Management fee payable (related party)	1,460,000
Due to clearing broker - margin loan	5,202,083
Subordinated loans payable	75,000
	8,256,518
Stockholders' equity:	
Common stock, no par value; 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	25,000
Additional paid-in capital	3,869,566
Retained earnings	189,854
	4,084,420
	$ 12,340,938

The accompanying notes are an integral part of these financial statements.

IFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2018

Note 1 – Summary of Significant Accounting Policies

Nature of Business

IFS Securities, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in September 1993 and brokerage activity is transacted on a fully disclosed basis through clearing brokers.

The Company's commission income is derived from purchases and sales of securities on behalf of customers. Customer's security transactions are reported on a trade date basis. The Company's operations also consist of receiving commissions from transactions with mutual funds from various houses, REITs, annuity and life insurance sales, and private placements, for which the Company recognizes revenue when the following conditions have been met: persuasive evidence of an arrangement exits, delivery has occurred, or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

The Company participates in municipal and corporate bond underwritings on both firm commitment and best efforts basis.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Securities Owned

Principal transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for in accordance with the standard of "Accounting for Income Taxes". As required under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which provides new guidance on revenue recognition effective for the periods beginning after December 15, 2017. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning January 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note 2 – Related Party Transactions

IFS Group, Inc. is sole owner of the Company. At March 31, 2018, the Company owed $1,460,000 to IFS Group, Inc. for management services. At March 31, 2018, IFS Group, Inc. owed the Company $37,493 for expenses paid by the Company on behalf of IFS Group, Inc.

Through common ownership and management, the Company is affiliated with IFS Advisory LLC, a registered investment advisor. The Company collects investment advisory fees on behalf of IFS Advisory LLC and retains 98% of the fees for paying registered persons and servicing the accounts of IFS Advisory, LLC. At March 31, 2018, the Company owes $10,987 to IFS Advisory LLC.

Through common ownership and management, the Company is affiliated with IFS Capital Markets, a pending FINRA member. At March 31, 2018, IFS Capital Markets owes the Company $14,524 for expenses paid by the Company on its behalf.

Note 3 – Furniture and Equipment

Furniture and equipment consists of:

Office furniture and fixtures	$ 49,298
Computer equipment, vehicle and software	129,282
Total furniture and equipment, at cost	178,580
Less accumulated depreciation	(48,011)
Furniture and equipment, net	$ 130,569

Total depreciation expense was $25,913 for the year ended March 31, 2018.

Note 4 – Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	3/31/2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 7,957,720	$ 1,700,881	$6,256,839	$ -

The securities owned are collateral for the due to clearing broker-margin loan, in the amount of $5,202,083 for which interest was incurred at a variable rate during the fiscal year. The rate charged was the clearing firm's cost of fund less 100 basis points which averaged 2 ¼% - 3 ¼% for the year ended March 31, 2018.

Note 5 – Contingencies and Commitments

On March 25, 2013, the Company entered a 67-month lease agreement ("Agreement") for 3,716 square feet of office space under terms of a non-cancellable operating lease. The Agreement provides that the Company will pay taxes and a pro-rata share of the facility's operating expenses in addition to the base rent. Rent expense for the year ending March 31, 2018 was $114,817.

On September 9, 2016, the Company entered into a 12-month lease agreement for one office under terms of a non-cancellable operating lease ending October 31, 2017. The lease was renewed until October 31, 2018 with rent of $3,620 per month. Rent expense for the year ending March 31, 2018 was $44,426 for this location.

Note 5 – Contingencies and Commitments (continued)

The Company's future minimum lease payments due under the terms of the agreement are as follows:

Year ended March 31, 2019	$ 106,884

The Company is the subject of a formal SEC investigation into alleged violations of MSRB Rule G-17 relating to a municipal bond offering for which they served as an underwriter, and is considering issuing a Wells Notice which could result in a civil action including a fine. Management does not believe there is a basis in fact or law to recommend proceedings.

The Company is also the subject of a FINRA enforcement action pertaining to a failure to supervise regarding the sale by a registered representative of allegedly unsuitable short-term UIT's, which could result in a fine.

The Company has accrued $300,000 as of March 31, 2018 to cover futures legal costs and potential settlement regarding the above matters.

Note 6 – Clearing Agreement With Off-Balance-Sheet Credit Risk

In order to facilitate securities transactions, the Company entered into an agreement with three other broker/dealers (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company is required to maintain a $100,000 deposit with the Clearing Broker/dealers. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealers. Termination fees and other items are included therein. The Company has $100,000 clearing deposits with three of its clearing firms as of March 31, 2013.

IFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2018

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At March 31, 2018, the Company had an excess net capital of $2,928,274 and an aggregate indebtedness to net capital ratio of 0.95 to 1.

Note 8 – Subordinated Loans

The Company owes two subordinated loans to unrelated parties. Both loans are unsecured and have been approved by FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The borrowings under subordinated agreements as of March 31, 2018 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$25,000	7%	8/31/2015	8/31/2018
$50,000	7%	8/31/2015	8/31/2018

Note 9 – Income Taxes

At March 31, 2018, the Company had federal and state net operating loss carry forwards of approximately $198,000. The net operating loss carryforwards expire in 2036, 2037 and 2038. The effect of a change in tax rules on deferred tax assets and liabilities is recognized in operations in the year of change. A valuation allowance is recorded when it is "more likely-than-not" that a deferred tax asset will not be realized.

For year ended March 31, 2018:

Deferred tax asset	$ 42,000
Valuation allowance for deferred tax asset	(42,000)
Net deferred tax asset	$ -0-

In accordance with US GAAP, the Company has adopted the provisions of FASB ASC740 "Accounting for Uncertainty in Income Taxes. The Company has assessed its income tax positions based upon management's evaluation of the facts and circumstances available at the reporting date. The Company does not have any liability for uncertain tax liabilities.

The Company's income tax returns for the years ended March 31, 2015, 2016 and 2017 are subject to possible federal and state examinations, generally three years after they are filed.

Note 10 – Subsequent Events

The Company has evaluated subsequent events through June 13, 2018, the date the financial statements were available to be issued.